CONVENIENTCAST, INC.

January 20, 2012

Erin Wilson

John Reynolds

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Convenientcast, Inc.
Form 8-K
Filed November 1, 2011
Amendment to Form 8-K
Filed November 4, 2011
File No. 001-32032

Dear Ms. Wilson,

The following are the Company’s responses to your comment letter of December 13, 2011.

Item 9.01 Financial Statements and Exhibits, page 11

25. We note that you included the May 31, 2011 interim financial statements of DSD Network of America, Inc. in the Form 8-K/A1 filed on November 4, 2011. Please further amend your Form 8-K to include the August 31, 2011 interim financial statements of DSD Network of American, Inc. Refer to Rule 8-08 of Regulation S-X. DSD Network of America, Inc. (formerly Dewmar International BMC, Inc.)

The Company has recently filed a form 10-K dated April 16, 2012 pertaining to the audit of the consolidated financial statements of Convenientcast, Inc. for the year ended and month ended November 30, 2011 and December 31, 2011. The Company feels that the audited financial statements (such statements include the results of operations of DSD Network of America, Inc.) for the full year satisfy the requirement to present the results of operations for the time period requested herein.

Financial Statements for the Fiscal Year Ended November 30, 2010 and the Period from March 13, 2009 (Inception) through November 30, 2009

Report of Independent Registered Public Accounting Firm, page 11

26. We note that Convenientcast, Inc. and DSD Network of America, Inc. both engaged different independent auditors prior to the merger. Please tell us who the independent auditor will be going forward for the combined company. A reverse acquisition always involves a change in accountants unless the same accountant audited the pre-merger financial statements of both the operating company and the registrant. The independent accountant that will no longer be associated with the registrant’s financial statements is considered the predecessor accountant. Please revise your Form 8-K to include the required disclosures in Item 304 of Regulation S-K.

Please see Item 14 in our 10-K filed April 16, 2012 which notes:

McConnell & Jones, LLP is our independent registered public accounting firm.

(a) On December 27, 2011, Board of Directors of the Registrant dismissed Child, Van Wagoner and Bradshaw, PLLC, its independent registered public account firm. On the same date, December 27, 2011, the accounting firm of McConnell & Jones, LLP was engaged as the Registrant’s new independent registered public account firm. The Board of Directors of the Registrant approved of the dismissal of Child, Van Wagoner and Bradshaw, PLLC and the engagement of McConnell & Jones, LLP as its independent auditor. None of the reports of Child, Van Wagoner and Bradshaw, PLLC on the Company’s financial statements for either of the past two years or subsequent interim period contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, except that the Registrant’s audited financial statements contained in its 10-K for the period ended 12/31/2010 contained a going concern qualification in the registrant’s audited financial statements.

During the registrant’s two most recent fiscal years and the subsequent interim periods thereto, there were no disagreements with Child, Van Wagoner and Bradshaw, PLLC whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Child, Van Wagoner and Bradshaw, PLLC’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the registrant’s financial statements. During our two most recent fiscal years and any subsequent interim period prior to the dismissal of Child, Van Wagoner and Bradshaw, PLLC, there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

The registrant has requested that Child, Van Wagoner and Bradshaw, PLLC furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. Such letter is attached hereto as Exhibit 16.1.

b) On December 27, 2011, the Registrant engaged McConnell & Jones, LLP as its independent accountant. During the two most recent fiscal years and the interim periods preceding the engagement, the registrant has not consulted McConnell & Jones, LLP regarding any of the matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Balance Sheets, page 12

27. We note your disclosure in Note 6 (page 20) that the $354,000 due under the supply agreement is due on demand. Please explain to us why this is presented as a non-current liability in your annual and interim balance sheets, or revise to present the note payable as a current liability. Refer to ASC 470-10-45-10.

Please refer to the form 10-K filed April 16, 2012 in which the amounts due under the supply agreement are presented as current liabilities in the line item “Accounts payable and accrued liabilities”. Also, refer to Note 7- Notes Payable wherein the supply agreement balances and terms are disclosed as follows:

On August 3, 2009, the Company executed an agreement (“Note Agreement”) with an unrelated entity that subsequently became one of the Company’s distributors, (“Unrelated Distributor”), which provided for the payment of raw goods directly to the Company’s suppliers by the agreement holder. The Unrelated Distributor made direct payments to suppliers for all raw materials purchased from August 2009 through February 2010. The Note Agreement set forth that interest was payable at a rate of $2.00 per case for all product sold to distributors within the state of Texas and $2.50 per case for all product sold to distributors outside the state of Texas. The Company also agreed that any product purchased by the agreement holder may be charged against any outstanding interest payments owed.

As of November 30, 2011 and 2010, the principle and interest amounts due under the agreement were $328,656 and $354,000, respectively, and were due on demand. On December 30, 2011, the Company and the unrelated third party agreed to exchange the principle and interest amounts due under the agreement for 1,250,000 restricted shares of the Company’s common stock, valued at $81,250. The Company recognized a $247,406 gain on extinguishment of debt as a result of the exchange.

Notes to the Financial Statements, page 16

Summary of Significant Accounting Policies, page 16

Accounts Receivable

28. Please revise to disclose the amount of allowance for doubtful accounts as of November 30, 2009 and 2010, and May 31, 2011. Also revise to describe your accounting policy and methodology used to estimate the allowance for doubtful accounts. Refer to ASC 310-10-50-4 and 50-9.

Please refer to Note 2 Summary of Significant Accounting Policies in the form 10-K filed April 16, 2012 in which the accounting policy and methodology used to estimate the allowance and the amounts at each of the the periods audited are disclosed as follows:

The Company’s trade accounts receivable are typically collected within 60 days from the date of sale. The Company monitors its exposure to losses on trade accounts receivable and maintains an allowance for potential losses and adjustments. The Company determines its allowance for doubtful accounts based on the evaluation of the aging of accounts receivable and detailed analysis of high-risk customers’ accounts, and the overall market and economic conditions of its customers. Past due trade accounts receivable balances are written off when the Company’s collection efforts have been unsuccessful in collecting the amount due. At December 31, 2011, November 30, 2011 and November 30, 2010, the allowance for doubtful accounts was $34,634, $34,634, and $0, respectively.

Fair Value of Financial Instruments

29. Please revise to identify your financial instruments and provide the disclosures required by ASC 825-10-50-10 for each period presented.

Please refer to Note 2 Summary of Significant Accounting Policies in the form 10-K filed April 16, 2012 in which the financial instruments are disclosed as follows:

Fair value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivables and payables, accrued liabilities and notes payable. The carrying values of these financial instruments approximate their respective fair values as they are either short-term in nature or carry interest rates that approximate market rates.

Fair Value Measurements

Generally accepted accounting principles in the United States (“US GAAP”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are as follows:

Level 1 – Observable inputs such as quoted prices in active markets at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Other inputs that are observable, directly or indirectly, such as quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs for which there is little or no market data and which we make our own assumptions about how market participants would price the assets and liabilities.

Inventory, page 17

30. Please tell us whether you have recorded any inventory write-offs for spoilage or other reasons during the periods presented and, if so, revise to disclose the amount of such write-offs. Refer to ASC 330-10-50-2.

Please refer to Note 5 Inventory in the form 10-K filed April 16, 2012 in which the Inventory write offs and spoilage are disclosed as follows:

INVENTORY

Inventory at December 31, 2011 and, November 30, 2011 and November 30, 2010 consisted of finished goods in the amounts of $58,162 and, $126,590 and $60,551, respectively. Additionally, the total Inventory at November 30, 2010 consisted of finished goods in the amounts of $60,551included and raw materials in the amount of $24,831. During the one month ended December 31, 2011 and the years ended November 30, 2011 and 2010, the Company recorded spoilage charges of $0, $0, and $540, respectively, which are included the cost of goods sold in the accompanying statements of operations.

Revenue Recognition Policy, page 17

31. Please revise to describe your revenue recognition policy with respect to your actual sales in greater detail. Include the following in your revised disclosure:

a. discuss the shipping terms (e.g. FOB shipping point or FOB destination) and state the point at which you recognize revenue, including your basis for doing so;

b. state whether you bill your customers for shipping and handling fees and if you include such amounts in net sales;

c. clearly describe your return policy and how it was considered when establishing your revenue recognition policy; and

d. discuss any other significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. inventory credits, rebates, discounts, volume incentives, etc.) and your related accounting policies, as applicable.

Please refer to Note 2 Summary of Significant Accounting Policies in the form 10-K filed April 16, 2012 in which the revenue recognition policy and cost of goods sold policy are disclosed as follows:

Revenue Recognition Policy

The Company recognizes revenue when the product is received by and title passes to the customer. The Company’s standard terms are ‘FOB’ receiving point. If a customer receives any product that they consider damaged or unacceptable, the customer must document any such damages or reasons for it not to be accepted on the original invoice upon delivery and then inform the Company within 72 hours of receipt of the product. The Company does not accept returns of product for reasons other than damage.

We record estimates for reductions to revenue for customer programs and incentives, including price discounts, volume-based incentives, and promotions and advertising allowances. No products are sold on consignment. Revenue is shown net of sales allowances on the accompanying statements of operations.

Cost of Goods Sold

The Company’s cost of goods sold includes all costs of beverage production, which primarily consist of raw materials such as concentrate, glass, labels, caps and packaging materials. Additionally, costs incurred for shipping and handling charges are included in cost of goods sold. The Company does not bill customers for cost of shipping unless the Company incurs additional charges such as refusing initial shipment or not being able to receive shipment at their prescheduled time with the freight company. For the one month ended December 31, 2011 and the years ended November 30, 2011 and 2010, such costs totaled approximately $7,759, $73,755 and $54,465, respectively. The Company’s gross margins may not be comparable to other companies in the same industry as other companies may include shipping and handling costs as general and administrative expenses.

Subsequent Events, page 19

32. We note your disclosure that you have evaluated subsequent events through March 30, 2011, the date the financial statements for the year ended November 30, 2010 were available to be filed with the SEC. We further that the audit report (page 11) is dated September 14, 2011 for Note 13, subsequent events. Please revise as necessary, and indicate whether the evaluation date is either the date the financial statements were issued or the date they were available to be issued. Refer to ASC 855-10-50-1.

Please refer to the form 10-K filed April 16, 2012 in which we have removed this item from our Note 2 Summary of Significant Accounting Policies. Note we have evaluated subsequent events through the date of the audit report, April 16, 2012, which is the date the financial statements were available to be issued and were issued.

Notes Payable, page 20

33. We note the August 3, 2009 agreement that you executed with a third party which provides for the payment of raw goods directly to suppliers by the agreement holder (page 20). Please further explain to us the terms of this agreement, and tell us if the agreement covers all of your purchases of raw goods.

Please refer to Note 7 Notes Payable in the form 10-K filed April 16, 2012 in which the agreement terms are disclosed as follows:

7.     NOTES PAYABLE

On August 3, 2009, the Company executed an agreement (“Note Agreement”) with an unrelated entity that subsequently became one of the Company’s distributors, (“Unrelated Distributor”), which provided for the payment of raw goods directly to the Company’s suppliers by the agreement holder. The Unrelated Distributor made direct payments to suppliers for all raw materials purchased from August 2009 through February 2010. The Note Agreement set forth that interest was payable at a rate of $2.00 per case for all product sold to distributors within the state of Texas and $2.50 per case for all product sold to distributors outside the state of Texas. The Company also agreed that any product purchased by the agreement holder may be charged against any outstanding interest payments owed.

As of November 30, 2011 and 2010, the principle and interest amounts due under the agreement were $328,656 and $354,000, respectively, and were due on demand. On December 30, 2011, the Company and the unrelated third party agreed to exchange the principle and interest amounts due under the agreement for 1,250,000 restricted shares of the Company’s common stock, valued at $81,250. The Company recognized a $247,406 gain on extinguishment of debt as a result of the exchange.

Note, this agreement did not cover all purchases of raw goods.

Interest Income and Expense, page 21

34. We note your interest expense of $128,738 and $30,220 for the fiscal years ended November 30, 2010 and 2009, respectively (page 13). We further note your interest expense of $30,811 and $30,954 for the three and six months ended May 31, 2011, respectively (page 25). Please tell us what your interest expense represents. Also reconcile for us the recorded interest expense to the notes payable interest rates and the average outstanding notes payable balances, as disclosed in your footnotes.

On August 3, 2009, the Company executed an agreement (“Note Agreement”) with an unrelated entity that subsequently became one of the Company’s distributors, (“Unrelated Distributor”), which provided for the payment of raw goods directly to the Company’s suppliers by the agreement holder. The Unrelated Distributor made direct payments to suppliers for all raw materials purchased from August 2009 through February 2010. The Note Agreement set forth that interest was payable at a rate of $2.00 per case for all product sold to distributors within the state of Texas and $2.50 per case for all product sold to distributors outside the state of Texas. The Company also agreed that any product purchased by the agreement holder may be charged against any outstanding interest payments owed.

As of November 30, 2011 and 2010, the principle and interest amounts due under the agreement were $328,656 and $354,000, respectively, and were due on demand. On December 30, 2011, the Company and the unrelated third party agreed to exchange the principle and interest amounts due under the agreement for 1,250,000 restricted shares of the Company’s common stock, valued at $81,250. The Company recognized a $247,406 gain on extinguishment of debt as a result of the exchange.

On April 28, 2010, the Company executed a promissory note for $13,305 with Regions Bank. The loan is secured by the company vehicle and requires monthly payments in the amount of $1,135. The loan bears 4.45% interest and was paid in full during 2011.

Income Taxes, page 21

35. Please revise to provide all income tax disclosures for public entities required by ASC 740-10-50, including the unrecognized tax benefit disclosures in ASC 740-10-50-15.

Please refer to Note 8 Income Taxes in the form 10-K filed April 16, 2012 in which the income tax disclosures are presented as follows:

INCOME TAXES

No provision for federal income taxes has been recognized for the one month ended December 31, 2011 and the years ended November 30, 2011 and 2010 as the Company incurred a net operating loss for income tax purposes in each year and has no carryback potential.

Significant components of the Company’s deferred tax liabilities and assets as of December 31, 2011, November 30, 2011 and November 30, 2010 were as follows:

	December 31, 2011	November 30, 2011	November 30, 2010
Deferred tax assets:
Net operating loss	$23,938	$104,284	$-
	23,938	104,284	-
Less valuation allowance	(23,753)	(104,284)	-
	$-	$-	$-

The Company has provided a full valuation allowance for net deferred tax assets as it is more likely than not that these assets will not be realized. During the one month ended December 31, 2011 and the years ended November 30, 2011 and 2010, the valuation allowance (decreased) increased by approximately ($80,346), $104,284 and $0, respectively.

At December 31, 2011, the Company had net operating loss carryforwards of approximately $70,406 for federal income tax purposes. These net operating loss carryforwards begin to expire in 2024.

Income tax expense differed from the amounts computed by applying the U.S. federal statutory tax rate of 34% to pretax income from continuing operations as a result of the following:

	One month ended December 31,	Year ended December 31,
	2011	2011	2010
Computed “expected” income tax expense (benefit)	$80,250	$(106,589)	$(48,714)
Increase (reduction) resulting from:
Pass-through income	-	-	46,796
Permanent difference	96	2,305	2,182
Other differences	-	-	(264)
Change in valuation allowance	(80,346)	104,284	-
Income tax expense	$-	$-	$-

Related Party Transactions, page 22

36. We note on page 22 and 35 that the Company has engaged with a distributor that is wholly-owned by the CEO, Marco Moran. Please describe to us the terms of the distributor agreement, and tell us if all of your sales are made through this distributor. Also revise to provide all related party disclosures required by ASC 850-10-50-1, including a description of the transactions, the dollar amounts of such transactions for each of the periods for which you present an income statement and the amounts due from or to related parties as of each balance sheet date.

Please refer to Note 10 Related Party Transactions in the form 10-K filed April 16, 2012 in which the related party transactions are disclosed, with dollar amount, as follows:

RELATED PARTY TRANSACTIONS

Sales to Related Party Distributor

During the one month ended December 31, 2011 and the years ended November 30, 2011 and 2010, the Company engaged with a distributor that is wholly-owned by the Company’s CEO (the “Distributor”). The Distributor is responsible for shipping out product samples, transferring small quantities of product to local distributors at the request of the Company, sales of product to local retailers or small wholesalers and for the fulfillment of online sales orders. The Company may withdraw cases of product from the Distributor at the Company’s will for Company use, for which the Company will provide the Distributor with a credit memo based on a per-case price equal to the price paid by the Distributor to the Company.

The Distributor pays the Company on a per case basis which is consistent with terms between the Company and third party distributors. Since the Company uses a substantial amount of the Distributor’s inventory as samples and promotions, the Company offers the Distributor credit terms of “on consignment.” During the one month ended December 31, 2011 and the years ended November 30, 2011 and 2010, the Company recognized revenue from product sales to the Distributor of $0, $30,030, and $6,399, respectively, which represented 0%, 2.4%, and 0.6%, respectively, of total product revenue recognized by the Company. At December 31, 2011, November 30, 2011 and November 30, 3010, accounts receivable from the Distributor was $3,000, $3,624, and $0, respectively.

Shipping Reimbursements from Related Party

At December 31, 2011, November 30, 2011 and November 30, 2010, the Company had outstanding accounts receivable of $2,603, $2,603, and $0, respectively, from a company owned by the CEO’s wife. These receivables represent shipping reimbursements erroneously billed to DSD by logistics and shipping companies. The Company paid these invoices and then in turn generated invoices to the company owned by the CEO’s wife for reimbursement.

Advances to Related Party

During the period beginning February 2011 through April 2011, the Company advanced $49,484 to a company owned by the CEO’s wife. As of November 30, 2011 and December 31, 2011, that company had repaid $40,152 of these advances resulting in outstanding advances due of $9,332 as of these dates.

Acquisition of Fixed Assets from Related Party

During the period ended November 30, 2011, the Company purchased two used vehicles from companies owned by the CEO for a total of $7,850. There were no such purchases from related parties in the periods ended December 31, 2011 and November 30, 2010.

Advances from Related Party

During the period ended November 30, 2011, the Company received related party advances from a company majority owned by the CEO and of which the CEO was the sole officer and director in the aggregate amount of $38,800. At November 30, 2011 and December 31, 2011, these advances were outstanding and shown as a current liability on the Company’s consolidated balance sheets.

Legal Proceedings, page 22

37. We note that in January 2011 a claimant filed suit against the Company alleging breach of contract, and that the claimant is seeking unspecified damages. We further note that you have not recorded a liability, and that you cannot predict the matter with certainty. Please advise us of the following:

a. Tell us whether you have determined the likelihood of future liability to the Company for this contingency to be reasonably possible or remote.

b. To the extent reasonably possible, tell us the aggregate possible loss or range of loss for the contingency or explain to us why such an estimate cannot be made.

c. Also revise to provide the disclosures required by ASC 450-20-50-3 through 50-5, as applicable.

Please refer to Note 11 Legal Proceedings in the form 10-K filed April 16, 2012 in which all legal proceedings are disclosed, with why management believes that the likelihood of future liability for each proceeding to be remote, as follows:

11.     LEGAL PROCEEDINGS

The Company is aggressively defending itself in all of the below proceedings. The Company’s management believes the likelihood of future liability to the Company for these contingencies is remote, and the Company has not recorded any liability for these legal proceedings at December 31, 2011, November 30, 2011, and November 30, 2010. While the results of these matters cannot be predicted with certainty, the Company’s management believes that losses, if any, resulting from the ultimate resolution of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

During January 2011, a claim was filed against DSD by Corey Powell, in Ascension Parish, LA 23rd Judicial District Court. Corey Powell was a former distributor of LEAN, a relaxation beverage marketed by DSD. Powell filed suit to recover allegedly unpaid commissions, “invasion fees” and “finder’s fees.” The commissions related to payments allegedly owed for Powell’s direct sale of LEAN product to wholesalers and retailers. The invasion fees relate to payments allegedly owed to Powell when the LEAN product was sold by other wholesalers in his geographic territory. The finders’ fees relate to payments allegedly owed to Powell for introducing investors to the DSD management.

Discovery is ongoing. Written discovery has been propounded and depositions have been taken to better understand the nature and basis for the plaintiff’s claims and to build DSD’s defenses.

DSD has vigorously contested each and every one of the plaintiff’s allegations and has instructed counsel to proceed to trial on the merits.

DSD anticipates pre-trial motion practice that may dispose of our limit some of all of the plaintiff’s claims. Until those motions are submitted and heard by the court, DSD cannot accurately evaluate the likelihood of an unfavorable outcome, nor can we estimate the range of any potential loss however, Company’s management believes that losses, if any, resulting from the ultimate resolution of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

On February 14, 2011, a claim was filed against DSD by Charles Moody, in Caddo Parish, LA First Judicial Court. Charles Moody loaned DSD approximately $63,000 in June 2009. In exchange, Moody received a Promissory Note containing the terms and conditions of the repayment of the loan. Based upon the understanding of the parties, DSD began making monthly payments to Moody in January 2010 in satisfaction of the loan. In December 2010, final payment of the remaining balance of the loan was paid to Moody in full and final satisfaction of the Promissory Note. Moody filed suit to recover “late fees” allegedly owed under the Promissory Note. DSD contends the Promissory Note was satisfied with the final payment in December 2010; Moody contends that repayment should have begun in November 2009, and that because it did not, late fees are owed.

Discovery is ongoing. Written discovery has been propounded and depositions have been taken to better understand the nature and basis for the plaintiff’s claims and to build DSD’s defenses. Trial is set for July 31, 2012.

DSD has vigorously contested each and every one of the plaintiff’s allegations.

DSD anticipates pre-trial motion practice that may dispose of our limit some of all of the plaintiff’s claims. Until those motions are submitted and heard by the court, DSD cannot accurately evaluate the likelihood of an unfavorable outcome, nor can we estimate the range of any potential loss however, Company’s management believes that losses, if any, resulting from the ultimate resolution of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

On November 9, 2011, Charles Moody and DeWayne McKoy filed a claim against DSD and Marco Moran, CEO, in Bossier Parish, LA 26th Judicial Court. Charles Moody and Dewayne McKoy, allegedly both shareholders of DSD, brought an action against Dr. Moran alleging that he engaged in various acts of misconduct and breaches of his fiduciary duties to the corporation which damaged them as minority shareholders. Moody and McKoy also seek damages from Dr. Moran for dilution and/or loss of value of their shareholder interest in DSD as a result of his alleged misconduct.

DSD is a nominal defendant in this derivative action, as required by Louisiana law. Initial pleadings have been filed and exceptions to the plaintiff’s claims have been asserted. Discovery has not yet commenced.

DSD vigorously denies that its officers or directors engaged in any conduct which may have harmed minority shareholders.

DSD cannot accurately evaluate the likelihood of an unfavorable outcome, nor can we estimate the range of any potential loss however, Company’s management believes that losses, if any, resulting from the ultimate resolution of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

During December 2011, Innovative Beverage Group Holdings (“IBGH”) filed a claim against DSD, Unique Beverage Group, LLC. and Marco Moran, CEO of the Company, in Harris County, TX 61st Judicial District Court, whereas the plaintiff asserted certain allegations. On February 24, 2012, the Company filed a motion for summary judgment to dismiss these frivolous allegations due to lack of proper evidence. The Company expects these allegations to be completely dismissed by May 1, 2012.

Subsequent Events, page 23

38. We note your disclosure of the December 10, 2010 Exchange Agreement with Mirador. We further note that this Exchange Agreement was terminated on October 28, 2011. Please tell us how you considered whether the termination of this agreement should be disclosed as a nonrecognized subsequent event. Refer to ASC 855-10-25-4.

Please refer to the form 10-K filed April 16, 2012 in which subsequent events were reported up through the date of that filing.

DSD Network of America, Inc. (formerly Dewmar International BMC, Inc.)

Financial Statements for the Fiscal Quarter Ended May 31, 2011 and 2010, page F-26

Notes to the Unaudited Financial Statements, page 28

Summary of Significant Accounting Policies, page 28

Prepaid Expenses

39. We note on page 24 that your prepaid expenses have increased from $6,689 at November 30, 2010 to $47,708 at May 31, 2011, and that the prepaid expenses are approximately 12% of your total assets at May 31, 2011. Please revise to include a footnote that describes the composition of this balance sheet account.

Please refer to the form 10-K filed April 16, 2012 in which prepaid expenses through that date were discussed.

Subsequent Events, page 32

40. We note that you evaluated subsequent events through September 19, 2011, the date you filed your report for the period ended May 31, 2011 with the SEC. Please advise us of the following:

a. Identify for us where your May 31, 2011 financial statements were filed with the SEC, and tell us the date these financial statements were filed.

b. Tell us whether there were any subsequent events through the evaluation date that required disclosures under ASC 855 and, if so, revise to provide such disclosure.

c. Also tell us how you considered whether the termination of the Exchange Agreement with Mirador should be disclosed as a nonrecognized subsequent event.

Please refer to the form 10-K filed April 16, 2012 in which subsequent events were reported up through the date of that filing.

Going Concern, page 33

41. We note that management’s plan is to raise capital through equity financing, and that management believes this will be sufficient to augment the cash flow it receives from product sales and finance the continuing development for the next twelve months. Please revise to further describe you capital raising plans, including the amounts that you plan to raise and the planned timing of your capital raising.

Management’s plan, in this regard, is to raise funds through equity financing with the filing of an S-1 which should be done in the next six months. These funds will augment the cash flow we receives from product sales and finance the continuing implementation of our business plans.

Related Party Transactions, page 35

42. We note your disclosure that the $30,881 due to you from an entity wholly-owned by your CEO is due on demand. We further note on page 24 that you present this due from related party as a non-current asset on your May 31, 2011 balance sheet. Please explain to us why this is presented as a non-current asset, or revise to present as a current asset.

Please refer to Note 10 Related Party Transactions in the form 10-K filed April 16, 2012 in which the related party transaction, from an entity wholly-owned by the CEO’s wife, not the CEO, is disclosed as follows:

Advances to Related Party

During the period beginning February 2011 through April 2011, the Company advanced $49,484 to a company owned by the CEO’s wife. As of November 30, 2011 and December 31, 2011, that company had repaid $40,152 of these advances resulting in outstanding advances due of $9,332 as of these dates.

Note, the amount has been revised and is presented as a current asset.

Unaudited Pro Forma Combined Financial Information, page 38

43. Please revise the introductory paragraph disclosures to be consistent with the updated fiscal periods presented in your amended Form 8-K after complying with the staff comments below. Also update the discussion in paragraph four of the footnotes on page 41 to reflect these changes, as applicable. Refer to Rule 11-02(b)(2) of Regulation S-X. 44. We note on page seven and 13 of the Convenientcast September 30, 2011 Form 10-Q that Convenientcast executed three potash lease agreements in May 2011 for a total up-front payment of $4,181, and that it plans to expand its potash interests and seek additional acquisition opportunities in this mineral sector. We further note that the Company may cancel these leases at any time with express written consent of the Lessor, given that the Company is in compliance with all terms of the lease agreements. Please tell us if the post merger entity intends to continue with the plans to expand the potash interests and seek additional acquisition opportunities in this mineral sector and, if not, tell us how you considered presenting a pro forma balance sheet adjustment for the mineral leases

All assets and liabilities, except for cash and a payable which netted to a liability of $5,233, were taken or settled by the pre-merger majority shareholder in Convenientcast Inc. The Company filed its Form 10-K on April 16, 2012 containing the audited consolidated financial statements of Convenientcast, Inc. as of and for the years ended November 30, 2010, November 30, 2011 and as of and for the month ended December 31, 2011. No updates have been made to the unaudited Proformas as the Company feels that these audited financial statements (which include DSD Network of America, Inc.) reflect the most relevant combined financial information.

Condensed Pro Forma Balance Sheet as of June 30, 2011 (Unaudited), page 39

45. Please revise to present a pro forma balance sheet as of August 31, 2011. Refer to Rule 11-02(c)(1) of Regulation S-X. The September 30, 2011 balance sheet of Convenientcast should now be used for purposes of the pro forma balance sheet presented in your Form 8-K. Also clearly label each of the historical balance sheets with their respective dates before combining them in your pro forma balance sheet.

The Company filed its Form 10-K on April 16, 2012 containing the audited consolidated financial statements of Convenientcast, Inc. as of and for the years ended November 30, 2010, November 30, 2011 and as of and for the month ended December 31, 2011. No updates have been made to the unaudited Proformas as the Company feels that these audited financial statements (which include DSD Network of America, Inc.) reflect the most relevant combined financial information.

Condensed Pro Forma Statement of Operations (Unaudited), page 40

46. Please revise to present pro forma statements of operations for the fiscal year ended November 30, 2010, and the nine months ended August 31, 2011. Refer to Rule 11- 02(c)(2)(i) of Regulation S-X. The Convenientcast statement of operations for the twelve months ended December 31, 2010, and nine months ended September 30, 2011 should now be used for purposes of the pro forma statement of operations presented in your Form 8-K. Also clearly label each of the historical statements of operations with their respective periods before combining them in your pro forma statement of operations.

The Company filed its Form 10-K on April 16, 2012 containing the audited consolidated financial statements of Convenientcast, Inc. as of and for the years ended November 30, 2010, November 30, 2011 and as of and for the month ended December 31, 2011. No updates have been made to the unaudited Proformas as the Company feels that these audited financial statements (which include DSD Network of America, Inc.) reflect the most relevant combined financial information.

47. Please present the historical and pro forma earnings per share for each period that you present a statement of operations, and include disclosure of the weighted average shares used to arrive at these amounts and how you arrived at these amounts. Also ensure that you retrospectively reflect the new capital structure resulting from the share exchange agreement and reverse merger, as necessary. Refer to Rule 11-02(b)(7) of Regulation SX for additional guidance.

The Company filed its Form 10-K on April 16, 2012 containing the audited consolidated financial statements of Convenientcast, Inc. as of and for the years ended November 30, 2010, November 30, 2011 and as of and for the month ended December 31, 2011. No updates have been made to the unaudited Proformas as the Company feels that these audited financial statements (which include DSD Network of America, Inc.) reflect the most relevant combined financial information.

Note to the Pro Forma Combined Financial Information (Unaudited), page 41

48. We note your disclosure in paragraph one of the preliminary allocation of the purchase price and the purchase accounting adjustments, which implies that you have applied the acquisition method for business combinations. We also note your disclosure in paragraph five that adjustment A reflects the effects of the reverse merger. These are two different accounting methods and cannot both be applied to the transaction. Please tell us how you have accounted for the October 28, 2011 transaction, and identify both the accounting acquirer and legal acquirer. Also explain to us the basis for your conclusions, and cite the accounting guidance that you followed.

For financial accounting purposes, this acquisition (referred to as the “Merger”) was a reverse acquisition of Convenientcast by DSD and was treated as a recapitalization. Accordingly, the financial statements were prepared to give retroactive effect of the reverse acquisition completed on October 28, 2011, and represent the operations of DSD prior to the Merger. Please refer to Note 4 Reverse Merger in the form 10-K filed April 16, 2012 in which the methodology used to account for the reverse merger, the accounting acquirer and legal acquirer, and effects of the merger are disclosed as follows:

REVERSE MERGER

Reverse recapitalization accounting applies when a non-operating public shell company acquires a private operating company and the owners and management of the private operating company have actual or effective voting and operating control of the combined company. In the Merger transaction, Convenientcast qualifies as a non-operating public shell company because as of the Merger date, Convenientcast held nominal net monetary assets.

A reverse recapitalization is equivalent to the issuance of stock by the private operating company for the net monetary assets of the public shell corporation accompanied by a recapitalization with accounting similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets are recorded.

Under recapitalization accounting, the equity of the accounting acquirer (DSD) is presented as the equity of the combined enterprise and the capital stock account of DSD is adjusted to reflect the par value of the outstanding stock of the legal acquirer (CVCT) after giving effect to the number of shares issued in the business combination. Shares retained by CVCT are reflected as an issuance as of the merger date for the historical amount of the net assets of the acquired entity which in this case is a net liability of $5,233. Accordingly, the net liabilities assumed are reflected as a decrease in the Company’s common stock balance.

49. To the extent that you applied reverse acquisition accounting for the transaction, please revise to clearly identify the accounting acquirer. Also revise to state, if true, that this was deemed to be a capital transaction and that you recorded the carryover value of assets and liabilities of the former reporting company and the retained earnings will reflect that of the operating company. Finally, remove any disclosures referencing the purchase price allocation and purchase accounting adjustments as these are only applicable under the acquisition method of accounting.

For financial accounting purposes, this acquisition (referred to as the “Merger”) was a reverse acquisition of Convenientcast by DSD and was treated as a recapitalization. Accordingly, the financial statements were prepared to give retroactive effect of the reverse acquisition completed on October 28, 2011, and represent the operations of DSD prior to the Merger.

50. We note the pro forma adjustment to common stock and accumulated deficit of $41,125. We further note that this adjustment is preliminary. Please explain to us what this adjustment represents and how you arrived at the $41,125 amount that is recorded. Also tell us why this adjustment is preliminary.

The Company filed its Form 10-K on April 16, 2012 containing the audited consolidated financial statements of Convenientcast, Inc. as of and for the years ended November 30, 2010, November 30, 2011 and as of and for the month ended December 31, 2011. No updates have been made to the unaudited Proformas as the Company feels that these audited financial statements (which include DSD Network of America, Inc.) reflect the most relevant combined financial information.

51. Please expand your footnotes to clearly describe all pro forma adjustments, including those to equity. To the extent that you apply reverse acquisition accounting, also consider that the accumulated deficit of the shell company is typically eliminated with an offsetting entry to additional paid-in capital in the pro forma adjustments.

The Company filed its Form 10-K on April 16, 2012 containing the audited consolidated financial statements of Convenientcast, Inc. as of and for the years ended November 30, 2010, November 30, 2011 and as of and for the month ended December 31, 2011. No updates have been made to the unaudited Proformas as the Company feels that these audited financial statements (which include DSD Network of America, Inc.) reflect the most relevant combined financial information.

Very Truly Yours,

/s/ Marco Moran

Marco Moran, President

Convenientcast, Inc.